UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE AS OF 1934

For the month of October 2011
Commission file number: 000-27648

MAGICJACK VOCALTEC LTD.
(Translation of registrant’s name into English)

12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Attached hereto and incorporated by reference herein are the press release dated October 27, 2011, titled " magicJack VocalTec Successfully Obtains an Order from U.S. Patent and Trademark Office Granting Reexamination Of Personal Voice Freedom’s Patent,” and the press release dated October 28, 2011, titled "magicJack VocalTec Reports Third Quarter Financial Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGICJACK VOCALTEC LTD. (Registrant)

By:	/s/ Daniel Borislow
Name: Daniel Borislow
Title: President and Chief Executive Officer

Date: October 28, 2011

magicJack VocalTec Successfully Obtains an Order from U.S. Patent and Trademark
Office Granting Reexamination Of Personal Voice Freedom’s Patent

Netanya, Israel and West Palm Beach, FL – October 27, 2011– magicJack VocalTec (The Voice Experts) the company that invented voice over IP (VoIP) and sold over eight million magicJacks®, is pleased to announce that on October 20, 2011, in response to its reexamination request, the U.S. Patent and Trademark Office ordered reexamination of U.S. Patent No. 7,336,654 – the patent that is being asserted against the company and its related entities by Personal Voice Freedom LLC in a litigation currently pending in the United States District Court for the Southern District of Florida. The reexamination petition requested that the Patent Office review the asserted patent in view of prior art that was previously not considered by the Patent Office before issuance of the asserted patent. At the same time as granting reexamination, the Patent Office issued an office action rejecting all claims of the patent in light of the newly submitted prior art.

The company has filed a motion with the district court requesting a stay of the pending litigation in light of the reexamination of the asserted patent, but the court has not yet ruled on the motion.

About magicJack VocalTec Ltd.
magicJack VocalTec Ltd. (Nasdaq: CALL), the inventor of VoIP including the softphone and magicJack®, has the goal of becoming the leading international provider of global voice over many platforms. The company has achieved sales of over eight million of the easy-to-use, award-winning magicJack® since the device’s launch in 2008, and has the use of over 30 patents, some dating to when VocalTec invented VoIP.  It is the largest reaching CLEC (Competitive Local Exchange Carrier) in the United States in terms of area codes available and certification in number of states, and the network has historically had uptime of over 99.99 percent.

Contact:
Michael Tribolet
Investor Relations
201.301.5604
mt@magicjack.com

magicJack VocalTec Reports Third Quarter Financial Results

Quarterly Net Income of $3.9 Million up $3.1 Million Year-over-Year
Third Quarter GAAP Basic Earnings Per Share of $0.35 up $0.26 Year-over-Year

West Palm Beach, FL, and Netanya, ISRAEL – Oct. 28, 2011 - magicJack VocalTec, Ltd. (The Voice Experts) the company that invented voice over IP (VoIP) and sold over eight million magicJacks®, today reported financial results for the third quarter of fiscal 2011 ended September 30, 2011.

Record quarterly net income for the third quarter of fiscal 2011 was $3.9 million, or $0.35 per share, compared to $0.8 million, or $0.09 per share, for the third quarter of fiscal 2010 while revenue from renewals increased 73% and operating income grew 175% for the same comparative quarters. Revenue for the third quarter was $28.9 million. As previously announced, revenue is expected to grow at 20% – 30 % from full year 2011 to 2012.

Daniel Borislow, the Company’s President and Chief Executive Officer, gives a brief update: “The new magicJack PLUS has been selling very well in our first retail outlet, Radio Shack, and on our internet site www.magicJack.com. The magicJack APP™ for Apple devices has been downloaded hundreds of thousands of times since BETA was introduced last month, without any advertising spend. Various marketing and media outlets have been proven efficient and we expect even more efficiency in first quarter 2012. Needless to say, I am quite pleased with the progress we have been making. We also expect to bring to market new products and services quicker and more frequently in the future, contributing to the top and bottom line. It continues to be an honor to serve magicJack VocalTec and its investors.”

The above statements are based on current targets. These statements are forward-looking, and actual results may differ materially.

The following unaudited consolidated financial information presents summary information and does not include notes and other information required by Generally Accepted Accounting Principles (GAAP) in the United States. This information should be read in conjunction with magicJack VocalTec’s audited consolidated financial statements included in the annual report on Form 20-F for the year ended December 31, 2010.

MAGICJACK VOCALTEC LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET INFORMATION
(in thousands)

	December 31,	September 30,
	2010	2011
	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$28,628	$11,081
Marketable securities, at fair value	19,331	21,940
Accounts receivable, net of allowance for doubtful accounts and billing adjustments
of $8,498 and $15,403, respectively	10,336	14,421
Inventories	3,008	8,064
Deferred costs	6,615	5,033
Deposits and other current assets	1,541	2,037
Total current assets	69,459	62,576

Property and equipment, net	3,771	3,082
Intangible assets, net	7,275	11,931
Goodwill	32,304	32,304
Deposits and other non-current assets	1,739	1,281
Total assets	$114,548	$111,174
LIABILITIES AND CAPITAL DEFICIT
Current liabilities:
Accounts payable	$2,590	$3,808
Accrued expenses and other current liabilities	9,834	7,501
Accrued bonuses	1,000	-
Deferred revenue, current portion	58,087	55,589
Total current liabilities	71,511	66,898

Deferred revenue, net of current portion	34,121	40,075
Other non-current liabilities	664	4,081
Total liabilities	106,296	111,054

Commitments and contingencies
Redeemable ordinary shares, No par value; 333 shares issued and outstanding	8,373	7,733
Capital deficit:
Ordinary shares, No par value; 100,000 shares authorized; 11,476 and 10,836 shares
issued, respectively; 11,473 and 10,836 shares outstanding, respectively	91,527	74,985
Additional paid-in capital	1,971	4,091
Accumulated other comprehensive income (loss)	989	(1,031)
Treasury stock (3 and 0 shares, respectively)	(81)	-
Deficit	(94,527)	(85,658)
Total capital deficit	(121)	(7,613)
Total liabilities and capital deficit	$114,548	$111,174

MAGICJACK VOCALTEC LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION
(in thousands, except per share information)

	Three Months Ended	Nine Months Ended	Three Months Ended	Nine Months Ended
	September 30, 2010	September 30, 2010	September 30, 2011	September 30, 2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$29,788	$91,165	$28,912	$87,816
Cost of revenues	13,750	42,854	12,505	37,594
Gross profit	16,038	48,311	16,407	50,222

Operating expenses:
Advertising	7,480	25,281	7,301	20,812
General and administrative	6,257	21,432	5,880	19,453
Research and development	1,362	2,933	647	1,973
Total operating expenses	15,099	49,646	13,828	42,238
Operating income (loss)	939	(1,335)	2,579	7,984

Other income (expense):
Realized (losses) gains on marketable securities	(200)	(437)	1,257	500
Interest and dividend income	253	833	210	592
Interest expense	-	(146)	(118)	(158)
Other income, net	4	19	4	26
Gain on extinguishment of debt	-	234	-	-
Total other income	57	503	1,353	960
Net income (loss) before income taxes	996	(832)	3,932	8,944
Income tax expense	180	187	23	75
Net income (loss)	$816	$(1,019)	$3,909	$8,869

Income (loss) per ordinary share:
Basic	$0.09	$(0.10)	$0.35	$0.77
Diluted	$0.09	$(0.10)	$0.34	$0.76

MAGICJACK VOCALTEC LTD AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CAPITAL DEFICIT INFORMATION
For the Nine Months Ended September 30, 2011
(in thousands)

		Common Stock	Additional	Accumulated Other	Treasury Stock		Total
	Number	Amount	Paid-in Capital	Comprehensive Income (Loss)	Amount	Deficit	Capital Deficit
Balance, January 1, 2011	11,473	$91,527	$1,971	$989	$(81)	$(94,527)	$(121)

Exercise of ordinary share options	255	1,720	-	-	-	-	1,720
Share based compensation	24	613	168	-	-	-	781
Purchase of treasury stock	(916)	-	1,256	-	(18,794)	-	(17,538)
Retirement of treasury stock	-	(18,875)	-	-	18,875	-	-
Contributed services	-	-	56	-	-	-	56
Unrealized loss on marketable securities	-	-	-	(2,020)	-	-	(2,020)
Adjustment of redemption value of redeemable
ordinary shares	-	-	640	-	-	-	640
Net income	-	-	-	-	-	8,869	8,869
Balance, September 30, 2011	10,836	$74,985	$4,091	$(1,031)	$-	$(85,658)	$(7,613)

MAGICJACK VOCALTEC LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS INFORMATION
(in thousands)

	Nine Months Ended September 30,
	2010	2011
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net (loss) income	$(1,019)	$8,869
Adjustments to reconcile net (loss) income to
net cash provided by operating activities:
Provision for doubtful accounts and billing adjustments	3,209	6,998
Stock-based compensation	5,105	597
Depreciation and amortization	2,127	3,136
Deferred income tax provision	-	70
Interest expense - non-cash	85	158
Realized loss (gain) on sale of securities	437	(500)
Gain on extinguishment of debt	(234)	-
Contributed services	-	56
Decrease (increase) in operating assets:
Accounts receivable	(6,251)	(11,083)
Inventories	506	(5,056)
Deferred costs	1,197	1,582
Deposits and other current assets	1,443	(425)
Deposits and other non-current assets	(644)	571
Increase (decrease) in operating liabilities:
Accounts payable	(2,023)	1,203
Accrued expenses and other current liabilities	(1,668)	(1,256)
Accrued bonuses	-	(1,000)
Deferred revenue	13,055	3,456
Other non-current liabilities	181	(66)
Net cash provided by operating activities	15,506	7,310

Cash flows from investing activities:
Purchase of marketable securities	(37,584)	(12,780)
Sales of marketable securities	32,147	8,223
Purchases to cover short investment positions	-	(15,917)
Sales of short investment positions	-	13,768
Purchases of property and equipment	(961)	(815)
Merger with Vocaltec	7,777	-
Acquisition of other intangible assets	(37)	(1,518)
Net cash provided by (used in) investing activities	1,342	(9,039)

Cash flows from financing activities:
Repurchase of ordinary shares to settle
bonus withholding liability	(3,981)	-
Purchase of treasury stock	(81)	(17,538)
Repayment of debt	(4,766)	-
Proceeds from exercise of ordinary share options	28	1,720
Net cash used in financing activities	(8,800)	(15,818)
Net increase (decrease) in cash and cash equivalents	8,048	(17,547)
Cash and cash equivalents, beginning of period	13,335	28,628
Cash and cash equivalents, end of period	$21,383	$11,081

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release, including statements about our projected revenues, cash flows, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things: changes to our business resulting from increased competition; any operational or cultural difficulties associated with the integration of the businesses of VocalTec and YMax; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; unexpected costs, charges or expenses resulting from the merger; the ability of the combined company to achieve the estimated potential synergies or the longer time it may take, and increased costs required, to achieve those synergies; our ability to develop, introduce and market innovative products, services and applications; our customer turnover rate and our customer acceptance rate; changes in general economic, business, political and regulatory conditions; availability and costs associated with operating our network; potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies; the degree of legal protection afforded to our products; changes in the composition or restructuring of us or our subsidiaries and the successful completion of acquisitions, divestitures and joint venture activities; and the various other factors discussed in the “Risk Factors” section of the Forms 6-K and 20-F filed with the Securities and Exchange Commission. Such factors, among others, could have a material adverse effect upon our business, results of operations and financial condition. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

magicJack® is a registered trademark of magicJack VocalTec Ltd. All other product or company names mentioned are the property of their respective owners.

About magicJack VocalTec Ltd.
magicJack VocalTec Ltd. (Nasdaq: CALL), the inventor of VoIP including the softphone and magicJack, has the goal of becoming the leading international provider of global voice over many platforms. The company has achieved sales of over eight million of the easy-to-use, award-winning magicJack since the device’s launch in 2008, and has the use of over 30 patents, some dating to when the company invented VoIP. It is the largest reaching CLEC (Competitive Local Exchange Carrier) in the United States in terms of area codes available and certification in number of states, and the network has historically had uptime of over 99.99 percent.

Contact:
Michael Tribolet
Investor Relations
201.301.5604
mt@magicjack.com